                                                                        www.umc.com

Exhibit

Exhibit            Description

99.1                 Announcement on 2019/12/16: Represent major subsidiary United Semiconductor (Xiamen) Co., Ltd. to announce re-election of directors by the board of directors

99.2                 Announcement on 2019/12/16: Represent major subsidiary United Semiconductor (Xiamen)Co., Ltd. to announce the appointment of the accounting & financial officer by the board of directors

99.3                 Announcement on 2019/12/16: Represent major subsidiary United Semiconductor (Xiamen) Co., Ltd. to announce related materials about changing the Certified Public Accountant

99.4                 Announcement on 2019/12/16: Represent major subsidiary United Semiconductor (Xiamen) Co., Ltd. to announce the resolution of the Board

99.5                 Announcement on 2019/12/18: The board meeting approved capital budget execution

99.6                 Announcement on 2019/12/09: November Revenue

99.7                 Announcement on 2019/12/15: the trading and pledge of UMC common shares by directors, executive officers and 10% shareholders of UMC

Exhibit 99.1

Represent major subsidiary United Semiconductor (Xiamen) Co., Ltd. to announce re-election of directors by the board of directors

1. Date of occurrence of the change: 2019/12/16

2. Appointment of or changed personnel (juristic-person director, juristic-person supervisor, independent director, natural-person director or natural-person supervisor): natural-person director

3. Title, name and resume of the replaced personnel:

YU, CHAU-SHEN United Semiconductor (Xiamen) Co., Ltd Chairman

HSU, CHIH-CHING United Semiconductor (Xiamen) Co., Ltd Vice Chairman

LIN, JIN-HONG United Microelectronics Corporation Director of finance

YANG TAO Unicompound Semiconduct Corporation Chairman

KAO, MING-CHENG HeJian Technology (Suzhou) Co., Ltd General manager

LIN, WEI-SHENG HeJian Technology (Suzhou) Co., Ltd Deputy General Manager

WANG, WEN-CHIEH United Microelectronics Corporation Senior Director of Materials Planning Division

SUI, GUOYU Xiamen Torch Hi-Tech Industrial Development Zone Investment Service Center Co., Ltd Chairman

LI, MING Xiamen Jin Yuan Investment Group Co., Ltd Investment Management Department General Manager

4. Title, name and resume of the new personnel:

YU, CHAU-SHEN United Semiconductor (Xiamen) Co., Ltd Chairman

HSU, CHIH-CHING United Semiconductor (Xiamen) Co., Ltd Vice Chairman

LIN, JIN-HONG United Microelectronics Corporation Director of finance

YANG TAO Unicompound Semiconduct Corporation Chairman

TAN WEN YI United Semiconductor (Xiamen) Co., Ltd General manager

CHEN, TSU-CHIEN United Semiconductor (Xiamen) Co., Ltd Deputy General Manager

LU, I-CHENG United Semiconductor (Xiamen) Co., Ltd Director of accounting and finance department

DI, GUODONG Xiamen Torch Hi-Tech Industrial Development Zone Investment Service Center Co., Ltd Vice Chairman

HONG, YIYAN Xiamen Jin Yuan Investment Group Co., Ltd Investment Management Department Deputy General Manager

5. Type of the change (please enter: “resignation”, “discharge”, “tenure expired”, “death” or “new appointment”): tenure expired

6. Reason for the change: Director re-election

7. Number of shares held by the new personnel at the time of appointment: Not applicable

8. Original term (from __________ to __________): 2016/12/12~2019/12/11

9. Effective date of the new appointment: 2019/12/16

10. Rate of turnover of directors of the same term: Not applicable

11. Rate of turnover of supervisor of the same term: Not applicable

12. Rate of turnover of independent director of the same term: Not applicable

13. Change in one-third or more of directors (“Yes” or “No”): Yes

14. Any other matters that need to be specified: None

Exhibit 99.2

Represent major subsidiary United Semiconductor (Xiamen)Co., Ltd. to announce the appointment of the accounting & financial officer by the board of directors

1. Type of personnel changed (please enter: spokesperson, acting spokesperson, important personnel (CEO, COO, CMO, CSO, etc.) financial officer, accounting officer, Company Secretary, research and development officer, or internal audit officer): Accounting and financial Officer

2. Date of occurrence of the change: 2019/12/16

3. Name, title, and resume of the replaced person:

CHU, WEI-CHIEH United Semiconductor (Xiamen) Co., Ltd Director of accounting and finance department

4. Name, title, and resume of the replacement:

LU, I-CHENG United Semiconductor (Xiamen) Co., Ltd Director of accounting and finance department

5. Type of the change (please enter: “resignation”, “position adjustment”, “dismissal”, “retirement”, “death” or “new replacement”): Position adjustment

6. Reason for the change: Position adjustment

7. Effective date: 2019/12/16

8. Any other matters that need to be specified: None

Exhibit 99.3

Represent major subsidiary United Semiconductor (Xiamen) Co., Ltd. to announce related materials about changing the Certified Public Accountant

1. Date of the board of directors’ resolution (Date of occurrence of the event): 2019/12/16

2. Name of the original accounting firm:

Dahua Certified Public Accountants (Special General Partnership)

3. Name of the original CPA 1: Wang Shuge

4. Name of the original CPA 2: Wang Xiaoguang

5. Name of the new accounting firm:

Ernst & Young Hua Ming Certified Public Accountants (Special General Partnership) Xiamen Branch

6. Name of the new CPA 1: Yao Wei

7. Name of the new CPA 2: Chen Ji Liang

8. Reason for the replacement: Consider company business and management needs

9. Specify that whether the company or the original CPA decided to terminate or discontinue the engagement: The company decided to terminate

10. Date of the company notify or receive from the CPA about the termination: 2019/12/16

11. Was there adjustments or suggestions on major internal control improvement matters in filed or in-preparation financial report of the latest 2 fiscal years: None

12. Was there any divergence in opinion between the Company and the original CPA concerning above adjustments or suggestions? (If so, please specify.): None

13. Whether the company consult the new CPA regarding the adjustments and suggestions and probable opinion before official engagement? (If so, please specify.): None

14. Whether the original CPA was authorized to fully response to the reasonable inquiries (including divergent opinion on above matters) from the new CPA: None

15. Any other matters that need to be specified: None

Exhibit 99.4

Represent major subsidiary United Semiconductor (Xiamen) Co., Ltd. to announce the resolution of the Board

1. Date of the shareholders’ meeting resolution:2019/12/16

2. Name and title of the director with permission to engage in competitive conduct:

YU, CHAU-SHEN Chairman

HSU, CHIH-CHING Vice Chairman

3. Items of competitive conduct in which the director is permitted to engage:

YU, CHAU-SHEN Chairman Serving Vice Chairman of HeJian Technology (Suzhou) Co., Ltd

HSU, CHIH-CHING Vice Chairman Serving Deputy General Manager of United Microelectronics Corporation, Singapore Branch

4. Period of permission to engage in the competitive conduct: During the tenure

5. Circumstances of the resolution (please describe the results of the voting under Article 209 of the Company Act): All directors passed without objection

6. If the permitted competitive conduct is business of a mainland China area enterprise, the name and title of the director (if it is not business of a mainland China area enterprise, please enter “not applicable” below): YU, CHAU-SHEN Chairman

7. Company name of the mainland China area enterprise and the director’s position in the enterprise: HeJian Technology (Suzhou) Co., Ltd Vice Chairman

8. Address of the mainland China area enterprise: No.333 Xinghua Street, Suzhou Industrial Park

9. Business items of the mainland China area enterprise: Manufacturing and sales of integrated circuits

10. Degree of effect on the Company’s finances and business: None

11. If the director has invested in the mainland China area enterprise, the monetary amount of the director’s investment and the director’s shareholding ratio: Not applicable

12. Any other matters that need to be specified:

United Semiconductor (Xiamen)Co., Ltd. is a Sino-foreign joint venture, this proposal was approved by the board of directors

Exhibit 99.5

The board meeting approved capital budget execution

1. Date of the resolution by the board of directors or shareholders’ meeting: 2019/12/18

2. Content of the investment plan: capital budget execution

3. Anticipated monetary amount of the investment: NTD 13,475 million

4. Anticipated date of the investment: by capital budget plan

5. Source of funds: working capital

6. Concrete purpose/objective: capacity deployment

7. Any other matters that need to be specified: none

Exhibit 99.6

United Microelectronics Corporation

December 9, 2019

This is to report the changes or status of 1) Sales volume, 2) Funds lent to other parties, 3) Endorsements and guarantees, and 4) Financial derivative transactions for the period of November 2019.

1)	Sales volume (NT$ Thousand)

Period	Items	2019	2018	Changes	%
November	Net sales	13,891,904	11,554,518	2,337,386	20.23%
Year-to-Date	Net sales	134,831,609	139,867,296	(5,035,687)	(3.60)%

2)	Funds lent to other parties (NT$ Thousand)

Balance as of period end	This Month (actual amount provided)	Last Month (actual amount provided)	Limit of lending
UMC	7,610,000	7,597,500	20,463,890

Note : On March 6,2019, the board of directors resolved to lend funds to USC(Xiamen) for the amount up to US$ 250 million. The actual amount lent to USC(Xiamen) as of November 30, 2019 was US$ 40 million.

3)	Endorsements and guarantees (NT$ Thousand)

Balance as of period end	This Month (actual amount provided)	Last Month (actual amount provided)	Limit of lending
UMC (Note1)	748,000	748,000	92,087,503
UMC (Note2)	14,519,880	14,496,030	92,087,503

Note1 : On December 12, 2018, the board of directors resolved to provide endorsement to Nexpower’s syndicated loan from banks including Bank of Taiwan for the amount up to NT$ 748 million.

Note2 : On February 22, 2017, March 7, 2018, October 24, 2018 and July 24, 2019, the board of directors resolved to provide endorsement to USC(Xiamen)’s syndicated loan from banks for the amount up to US$ 477 million.

4)	Financial derivatives transactions :

aNot under hedging accounting : NT$ thousand

UMC

Financial instruments	Option		Forwards	IRS
	Put	Call
Deposit Paid	0	0	0	0
Royalty Income (Paid)	0	0	0	0
Unwritten-off Trading
Contracts	0	0	365,280	0
Fair Value	0	0	589	0
Net profit (loss) from Fair Value	0	0	(2,972)	0
Written-off Trading
Contracts	0	0	28,629,212	0
Realized profit (loss)	0	0	(21,705)	0

Exhibit 99.7

United Microelectronics Corporation

For the month of November, 2019

This is to report 1) the trading of directors, executive officers and 10% shareholders of United Microelectronics Corporation (“UMC”) (NYSE: UMC); 2) the pledge and clear of pledge of UMC common shares by directors, executive officers and 10% shareholders of UMC;

1)	The trading of directors, executive officers and 10% shareholders

Title	Name	Number of shares as of October 31, 2019	Number of shares as of November 30, 2019	Changes
--	--	--	--	--

2)	The pledge and clear of pledge of UMC common shares by directors, executive officers and 10% shareholders:

Title	Name	Number of shares as of October 31, 2019	Number of shares as of November 30, 2019	Changes
--	--	--	--	--